ACQUEST SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, December 31, 2014	$ 112,737
Net income	83,929
Distributions	(100,000)
Contributions	173,702
Balance, December 31, 2015	$ 270,368

The accompanying notes are an integral part of these financial statements.